UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42182

PS International Group Ltd.

Unit 1002, 10/F
Join-in Hang Sing Centre
No.2-16 Kwai Fung Crescent, Kwai Chung
New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Closing of Private Offering

As previously disclosed, on November 7, 2025, PS International Group Ltd., an exempted company with limited liability incorporated under the laws of Cayman Islands (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain purchasers (the “Purchasers”) identified therein for a private placement (the “Offering”) of up to 5,332,216 units, each consisting of (i) one ordinary share, par value $0.0008 per share (the “Ordinary Shares”), of the Company (or at the election of the purchaser, one pre-funded warrant (the “Pre-Funded Warrant”) in lieu thereof) and (ii) one warrant (the “Warrant,” and collectively with the Ordinary Shares and the Pre-Funded Warrant, the “Securities”) to purchase up to two Ordinary Shares, at an offering price of US$1.80 per unit. The closing of the Offering took place on November 12, 2025 and the Company issued to the Purchasers 5,332,216 Ordinary Shares and Warrants to purchase up to 10,664,432 additional Ordinary Shares for aggregate gross proceeds of approximately US$9.6 million, before deducting placement agent fees and other offering expenses payable by the Company, and excluding any proceeds from the exercise of any Warrant.

The Securities were offered in a transaction exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, (the “Securities Act”) and have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements. The Company has agreed to file a registration statement with the United States Securities and Exchange Commission to register the resale of the Securities within twenty (20) calendar days after closing of the Offering, pursuant to a registration rights agreement (the “Registration Rights Agreement”) entered into by and among the Company and the Purchasers dated November 7, 2025. Pursuant to the Purchase Agreement, until ninety (90) days after the closing of the Offering, the Company shall not issue, enter into any agreement to issue, or announce the issuance or proposed issuance of any Ordinary Shares, or securities convertible into, or exchangeable or exercisable for, the Company’s Ordinary Shares.

The Company also entered into a placement agency agreement dated November 7, 2025 (the “Placement Agency Agreement”) with Joseph Stone Capital, LLC, who acted as the placement agent (the “Placement Agent”) on a reasonable best efforts basis in connection with this Offering. Pursuant to the Placement Agency Agreement, the Company agreed to pay to the Placement Agent a cash fee equal to 7.0% of the aggregate gross proceeds raised in the Offering, a non-accountable expense allowance equal to 1.0% of the aggregate gross proceeds raised in the Offering, and to reimburse the Placement Agent for its out-of-pocket expenses. The Company agreed to grant the Placement Agent a right of first refusal, for a period of three (3) months from the closing of the Offering to provide investment banking services, as defined in the Placement Agency Agreement, to act as lead manager for any underwritten public offering, or sole placement agent in connection with any public offering or any private offering of securities of the Company during such three (3) month period.

Pursuant to the Purchase Agreement and Placement Agency Agreement, each of the Company’s directors, officers, and beneficial owners of 10% or more of the Company’s Ordinary Shares, have entered into lock-up agreements that generally prohibit the sale, transfer, or other disposition of the Company’s securities, or securities convertible into, or exchangeable or exercisable for, the Company’s Ordinary Shares for a period of ninety (90) days following the closing of the Offering.

In addition, in connection with the Offering, the Company entered into an escrow agreement dated October 29, 2025 (the “Escrow Agreement”) with the Placement Agent, and Sichenzia Ross Ference Carmel LLP, as escrow agent (the “Escrow Agent”). Pursuant to the Purchase Agreement, the aggregate gross proceeds from the Offering (the “Escrow Funds”) were deposited into a separate bank account (the “Escrow Account”) maintained by the Escrow Agent. Pursuant to the Escrow Agreement, the Escrow Agent shall hold the Escrow Funds until its receipt of a single, joint release notice, duly executed by both the Company and the Placement Agent. Upon receipt of such release notice, the Escrow Agent shall, within one business day, disburse the Escrow Funds strictly in accordance with the wire instructions set forth in the flow of funds memorandum attached to such release notice.

In connection with the Offering, the Company issued a press release on November 13, 2025 announcing the closing of the Offering.

Copies of (i) the form of Warrant, (ii) the form of Placement Agency Agreement, (iii) the form of the Purchase Agreement, (iv) the form of the Registration Rights Agreement, (v) the form of Escrow Agreement, and (vi) the closing press release, are attached hereto as Exhibits 4.1, 10.1, 10.2, 10.3, 10.4, and 99.1, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of each agreement mentioned above are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Warrant
10.1	Form of Placement Agency Agreement
10.2	Form of Securities Purchase Agreement
10.3	Form of Registration Rights Agreement
10.4	Form of Escrow Agreement
99.1	Press Release on Closing of the Private Offering

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PS International Group Ltd.

By:	/s/ Yee Kit Chan
Name:	Yee Kit Chan
Title:	Director and Chairman of the Board

Date: November 13, 2025

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